23002917

Washington, D.C. 20549

N

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70505

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Palm Tree Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11755 Wilshire Blvd - Suite 2300
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott L Brown	917-696-8331	sbrown@compliance-risk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP
(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway - Suit	Dallas	TX	75204
(Address)	(City)	(State)	(Zip Code)

10/16/2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Pardis Nasseri, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Palm Tree Securities LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President/CEO

See Attached Notarial Certificate 2/27/2023

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA NOTARY ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document

STATE OF CALIFORNIA
COUNTY OF SANTA BARBARA

On FEBRUARY 27, 2023 before me, **Nels C. Henderson, Notary Public**, personally appeared

PARDIS NASSERI

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

NELS C. HENDERSON
COMM. #2400677
Notary Public - California
Santa Barbara County
My Comm. Expires Apr. 27, 2026

Signature [signature]

[SEAL]

Description of Attached Document (Optional)	Method of Signer Identification
The preceding Certificate of Acknowledgement is attached to a document titled/for the purpose of: Annual Reports Form X-17-A-5 Containing ____ pages, and dated ____ The signer(s) capacity or authority is/are as: ☒ Individual(s) ☐ Attorney-in-Fact ☐ Corporate Officer(s): ____ ☐ Guardian/Conservator ☐ Partner - Limited/General ☐ Trustee(s) Representing: ____	Proved to me on the basis of satisfactory evidence: ☒ Form(s) of Identification ☐ Credible Witness(es) **Notarial Event is detailed in notary journal on:** Page # 57 Entry # 8 Notarized by: **Nels C. Henderson, Notary Public** Santa Barbara Mobile Notary http://www.sbmobilenotary.com (805) 335-8360

PALM TREE SECURITIES LLC
Statement of Financial Condition
As of December 31, 2022

ASSETS

Cash	$	626,789
Prepaid Expenses and Other Current Assets		7,932
TOTAL ASSETS	$	634,721

LIABILITIES AND MEMBER'S EQUITY

Related Party Payables	$	160,865
TOTAL LIABILITIES		160,865
MEMBER'S EQUITY		473,856
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	634,721

PALM TREE SECURITIES LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2022

Confidential treatment requested pursuant to Rule 17a-5(e)(3)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) NATURE OF OPERATIONS

Palm Tree Securities LLC (the "Company"), a Delaware limited liability company was formed on February 3, 2020 and is a wholly owned subsidiary of Palm Tree Advisors LLC (the "Parent"or "Member"). The Company conducts business as a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") and engages in the following business activities:

1. Advising institutional and corporate clients on, and facilitating, mergers and acquisitions, financial restructurings, asset sales, divestitures or other corporate reorganizations or business combination transactions; and

2. Acting as a private placement agent with respect to private offerings of debt securities and/or equity securities in primary offerings by issuers in accordance with the exemption from registration set forth in Section 4(a)(2) of the U.S. Securities Act of 1933 (the "Securities Act") and Rule 506 of Regulation D thereunder.

Palm Tree Securities LLC was admitted membership in FINRA and SIPC on November 6, 2020.

(b) BASIS OF PRESENTATION

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

(c) USE OF ESTIMATES

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(d) CASH

The Company's cash is held at one financial institution in a bank deposit account which is insured by the Federal Deposit Insurance Corporation and at times may exceed federally insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk on cash.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) CONTRACT BALANCES AND CREDIT LOSSES

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and has an unconditional right to payment, and a liability when the payment is received and the performance obligations are not yet satisfied.

The Company has determined that no allowance for credit losses is necessary as of December 31, 2022 as there are no receivables outstanding as of December 31, 2022. The receivable balance at December 31, 2021 was $50,000, which was subsequently collected in full. There was no deferred revenue as of December 31, 2022 and 2021.

(f) CONCENTRATION OF CREDIT RISK

During the period, two clients comprised 88% of total revenues.

(g) FINANCIAL INSTRUMENTS AND FAIR VALUE

The carrying amounts of the Company's financial instruments, including cash, accounts receivable and accounts payable approximate their fair values due to their short maturities. There are no financial instruments that are required to be measured at fair value on a recurring basis.

(h) INCOME TAXES

The Company is a limited liability company and has elected to be treated as a single-member, disregarded entity for income tax purposes. Accordingly, income taxes are borne by the Member and the Company is subject to state limited liability company franchise tax.

NOTE 2 – MEMBER'S EQUITY

Since inception and as of December 31, 2022, the Company's membership interest is held by the Parent. Any available cash that the Company elects to distribute would be eligible for distribution to the Parent in accordance with applicable SEC and FINRA requirements.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022 the Company had net capital of $465,924, which was $455,200 in excess of its required net capital of $10,724. The Company's aggregate indebtedness to net capital ratio was 0.3453:1.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with Palm Tree LLC (the Affiliate) and the Parent. The terms of the expense sharing agreement require any expenses paid on behalf of the Company, such as salaries, rent and other various operating expenses are to be repaid to both the Affiliate and Parent at cost. At December 31, 2022 there was $21,088 and $139,777 due and payable to the Affiliate and Parent, respectively.

The Company pays an annual management fee to an affiliate under common ownership, Nasseri Holdings, equal to the greater of $600,000 or 25% of the consolidated operating income of the Company and its parent, Palm Tree Advisors LLC. No amounts were due or payable related to this arrangement as of December 31, 2022.

The Company and various entities are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

NOTE 5 – COMMITMENTS, CONTINGENCIES, AND GUARANTEES

During the normal course of its operations, the Company may incur additional liabilities due to existing conditions, situations, legal claims, regulatory matters, or circumstances involving uncertainty as to possible loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. The Company does not have any commitments, contingencies and guarantees to report for the period ended December 31, 2022 or as of the date the financial statements were available to be issued.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of
Palm Tree Securities LLC

We have reviewed management's statements, included in the accompanying Palm Tree Securities LLC's Exemption Report (the exemption report), in which:

1) Palm Tree Securities LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and

2) Palm Tree Securities LLC states Palm Tree Securities LLC is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

- Palm Tree Securities LLC limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Palm Tree Securities LLC and (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and

- Palm Tree Securities LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Palm Tree Securities LLC; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Palm Tree Securities LLC's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Palm Tree Securities LLC's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74 of SEC Release No. 34-70073.

Moss Adams LLP

Dallas, Texas
February 23, 2023

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of
Palm Tree Securities LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Palm Tree Securities LLC is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of Palm Tree Securities LLC has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting Palm Tree Securities, LLC and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate to meet their purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments in procedure 3 above noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by Palm Tree Securities LLC to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on Palm Tree Securities LLC's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures other matters might have come to our attention that would have been reported to you.

We are required to be independent of Palm Tree Securities LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Palm Tree Securities LLC and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Moss Adams LLP

Dallas, Texas
February 23, 2023